SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                 Commission File Number: 0-20852

                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K and Form 10-KSB    [ ] Form 11-K     [ ] Form 20-F
                [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended:  June 30, 1998

[ ]  Transition Report on Form 10-K and    [ ]  Transition Report on Form 10-Q
     Form 10-KSB                                and Form 10-QSB
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:_____________________________
________________________________________________________________________________

                         Part I. Registrant Information

Full name of Registrant:    ULTRALIFE BATTERIES, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):  1350 Route 88 South

City, State and Zip Code:  Newark, New York  14513

                         Part II. Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report,  semi-annual report, transition report on
            Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25(c) has been attached if applicable.

                               Part III. Narrative

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Ultralife Batteries, Inc. (the "Company") has been devoting substantially all of its efforts to the continuing development of its business. Accordingly, it was not able to file its Form 10-K with respect to the year ended June 30, 1998 on or prior to September 28, 1998 without unreasonable effort or expense, however, the Company is filing its Form 10-K contemporaneously herewith.

                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

           Michael L. Pflaum, Esq.                    (212)  702-5761
                  (Name)                     (Area code and telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ] Yes   [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            ULTRALIFE BATTERIES, INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 1998            By: /s/ Frederick F. Drulard
                                        ----------------------------------------
                                        Frederick F. Drulard
                                        Vice President, Finance &
                                        Chief Financial Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).